                                              Filed Pursuant to Rule 424(b)(1)
                                              Registration No. 333-27735

                                7,000,000 SHARES

                         GUNDLE/SLT ENVIRONMENTAL, INC.

                                  COMMON STOCK

     The 7,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Gundle/SLT Environmental, Inc. (the "Company") offered hereby are offered by a selling stockholder (see "Selling Stockholder"), and the Company will not receive any of the proceeds from the sale of such shares.

     The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "GSE." On June 9, 1997, the closing sale price of the Common Stock on the NYSE was $5.00 per share.

     The shares offered hereby may be sold from time to time by the Selling Stockholder in transactions executed on the NYSE, or otherwise, either directly or through brokers or to dealers, at market prices prevailing at the time of sale or at prices related to such market prices, or at such other prices as may be negotiated and agreed to by the Selling Stockholder and any purchaser. Alternatively, the Selling Stockholder may from time to time offer the Common Stock through underwriters. In addition, the Selling Stockholder may sell the Common Stock pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). The Selling Stockholder, brokers executing selling orders on behalf of the Selling Stockholder, dealers to whom the Selling Stockholder may sell and any underwriters may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any profit represented by the excess of the selling price over the cost of the shares sold, and any commission, discount or concession received may be deemed to be an underwriting discount or commission under the Securities Act. For further information concerning the plan of distribution of the Common Stock, see "Plan of Distribution."

     The expenses of this offering, estimated at $41,000, will be paid by the Company.

     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" WHICH BEGINS ON PAGE 3.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 10, 1997

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered by this Prospectus. Certain portions of the Registration Statement have not been included in this Prospectus. For further information, reference is made to the Registration Statement. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified by such reference.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a site on the World Wide Web that contains certain documents filed with the Commission electronically. The address of such site is http://www.sec.gov, and the Registration Statement may be inspected at such site. The Common Stock is listed and traded on the NYSE and certain of the Company's reports, proxy statements and other information can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been or will be filed with the Commission by the Company, are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (iii) the Company's Definitive Proxy Statement for the 1997 Annual Meeting held on May 1, 1997; and (iv) any documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of Common Stock hereunder. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference as a part of the Registration Statement, other than exhibits to such documents. Requests should be directed to
C. Wayne Case, Secretary, Gundle/SLT Environmental, Inc., 19103 Gundle Road, Houston, Texas 77073, telephone (281) 443-8564.

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, as well as the other information contained in this Prospectus.

PRODUCT LIABILITY AND INSURANCE

     Although the Company is not exposed to the type of potential liability that might arise from being in the business of handling, transporting or storing hazardous wastes or materials, the Company could be susceptible to liability for environmental damage or personal injury resulting from defects in the Company's products or negligence by Company employees in the installation of its lining systems. Such liability could be substantial because of the potential that hazardous or other waste materials might leak out of their containment system into the environment. The Company maintains product liability insurance, which includes pollution coverage in amounts which it believes to be prudent. However, there is no assurance that this coverage will remain available to the Company. The Company has experienced no material losses from defects in products and installations. However, the Company's claims experience to date may not be a meaningful measure of its potential exposure for product liability.

SEASONALITY AND OTHER BUSINESS CONDITIONS

     The Company's operations are subject to seasonal fluctuation, with the greatest volume of product deliveries and installations typically occurring during the summer and fall. In addition, scheduled deliveries are often subject to delay at the customers' request to correspond with customers' annual budgetary and permitting cycles.

COMPETITION

     The Company believes that there are approximately 30 companies engaged in the production of various synthetic liners worldwide. At least twelve of these companies compete directly with the Company throughout the world. The principal competitive factors within the synthetic liner market are performance of the lining system, installation capability and price. The Company believes that it has been able to maintain its position within the synthetic lining market because of the performance advantages of the Company's lining systems over other types of liners available, the convenience to the customer of having the Company take sole responsibility for the manufacture, installation and testing of its lining systems and by being price competitive. Although the Company is a leading supplier of synthetic lining systems, certain of the Company's existing competitors are subsidiaries of larger companies that have greater financial resources than the Company. Furthermore, the possibility exists that companies with more significant resources than the Company could enter the synthetic lining market.

RAW MATERIALS

     The principal raw materials used by the Company are various high grade polyethylene resins. The Company conducts initial screening tests of the resins upon delivery as part of its quality control program. Each of the Company's manufacturing units purchase polyethylene resins from two primary suppliers. The Company uses different types of polyethylene resins utilizing proprietary formulations of stabilizers and antioxidants to manufacture various products.

     Polyethylene resins are occasionally in short supply and are subject to substantial price fluctuation in response to market demand. The Company has not encountered any significant difficulty to date in obtaining raw materials in sufficient quantities to support its worldwide operations at current or expected near-term future levels. But, any significant interruption in raw material supplies or abrupt increases in raw material prices could have an adverse effect upon the Company's operations.

INTERNATIONAL OPERATIONS

     The Company derives revenues from sales to geographic locations that include political and economic environments that are considered to be high risk with respect to the normal conduct of business. In addition, the Company encounters risk with respect to currency exchange rate fluctuations, labor and political disturbances, requirements as to local ownership and supply and other unique circumstances which can adversely affect the Company's ability to do business. As these events occur, there can be no assurance that such events will not adversely affect the Company's results of operation and financial condition.

                                  THE COMPANY

     The Company manufactures, sells and installs synthetic lining systems and products on a worldwide basis principally for the prevention of groundwater contamination from municipal and industrial sources and for the containment of water and industrial liquids and solids. The Company markets its lining systems primarily to waste management, industrial and mining companies, municipalities and other governmental agencies that own or operate waste, material processing, water treatment or containment facilities, as well as to engineering firms and construction contractors that serve these industries. The Company has manufacturing facilities in the United States, the United Kingdom, Germany and Egypt and maintains installation offices throughout the world.

     The Company was formed in 1986 under the name Gundle Environmental Systems, Inc. and, immediately following the merger in 1995 with SLT Environmental, Inc., the name was changed to Gundle/SLT Environmental, Inc. The principal offices of the Company are located at 19103 Gundle Road, Houston, Texas 77073, and its telephone number at that address is (281) 443-8564.

                              PLAN OF DISTRIBUTION

     The shares offered hereby may be sold from time to time by the Selling Stockholder in transactions executed on the NYSE or otherwise, either directly or through brokers or to dealers, at market prices prevailing at the time of sale or at prices related to such market prices, or at such other prices as may be negotiated and agreed to by the Selling Stockholder and any purchaser. Alternatively, the Selling Stockholder may, from time to time, offer the Common Stock through underwriters. In addition, the Selling Stockholder may sell the Common Stock pursuant to Rule 144 of the Securities Act. The Selling Stockholder, brokers executing selling orders on behalf of the Selling Stockholder, dealers to whom the Selling Stockholder may sell and any underwriters may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any profit represented by the excess of the selling price over the cost of the shares sold, and any commission, discount or concession received may be deemed to be an underwriting discount or commission under the Securities Act. At the time a particular offer of shares of Common Stock is made, to the extent required, a supplement to this Prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. Under contractual arrangements between the Company and the Selling Stockholder, the Company is obligated to indemnify the Selling Stockholder and any underwriters of the shares offered hereby against certain civil liabilities under the Securities Act.

                              SELLING STOCKHOLDER

     The following table sets forth information with respect to ownership of the Common Stock by the Selling Stockholder as of the date of, and as adjusted to reflect, the sale of the shares offered hereby.

                                     SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                    OWNED BEFORE OFFERING                OWNED AFTER OFFERING
                                    ----------------------               --------------------
                                                  PERCENT    SHARES TO               PERCENT
               NAME                   NUMBER     OF CLASS     BE SOLD    NUMBER      OF CLASS
               ----                 ----------   ---------   ---------   ------      --------
Wembley, Ltd......................  7,000,000      40.3%     7,000,000    None          --

     Samir T. Badawi, a director and chairman of the board of directors of the Company (the "Board"), is president of Wembley, Ltd. Mr. Badawi was chairman of the board of SLT Environmental, Inc. prior to its merger with the Company in July 1995. Ahmed Y. Khalawi, a director of the Company, is a director of Wembley, Ltd.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized stock of the Company consists of 30,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). At May 15, 1997, 18,087,111 shares of Common Stock, including 2,591,206 treasury shares, and no shares of Preferred Stock were outstanding.

COMMON STOCK

     Each holder of the Common Stock is entitled to one vote per share with respect to all matters submitted to holders of the Common Stock. The Common Stock does not have cumulative voting rights, and holders do not have preemptive rights. Subject to the rights of holders of Preferred Stock, holders of the Common Stock will be entitled to receive dividends if, when and as declared by the Board of Directors. Upon dissolution, liquidation or winding up of the Company, holders of the Common Stock are entitled to share pro rata in all assets remaining after the liquidation payments have been made on any outstanding shares of Preferred Stock. The Common Stock is junior to the Preferred Stock and is subject to all the powers, rights, privileges, preferences and priorities of the Preferred Stock as set forth in the Restated Certificate of Incorporation of the Company (the "Certificate") or in any resolutions adopted by the Board of Directors of the Company.

PREFERRED STOCK

     Shares of Preferred Stock may be issued in one or more series, which have such designation, voting powers, preferences and relative, participating, optional or other rights and such qualifications, limitations or restrictions thereon, including voting rights, dividends, rights on liquidation, dissolution or winding up, conversion or exchange rights and redemption provisions, as set forth in the resolutions adopted by the Board of Directors providing for the issuance of such stock and as permitted by the Delaware General Corporation Law (the "DGCL"). Although the Company has no current plans to issue Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of securities convertible into or exchangeable for such shares, could be used to discourage an unsolicited acquisition proposal that some or a majority of the stockholders believe to be in their interests or in which stockholders are to receive a premium for their stock over the current market price. In addition, the issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock. The Board of Directors does not presently intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

SPECIAL PROVISIONS OF DELAWARE LAW AND THE COMPANY'S CERTIFICATE OF
INCORPORATION

     Limitation of Director Liability. Section 102(b)(7) of the DGCL ("Section 102(b)") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate limits the liability of directors to the Company or its stockholders to the fullest extent permitted by Section 102(b). Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law,
(iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. In the view of the Commission, the limitation of monetary liability pursuant to state law does not apply to liabilities under the federal securities laws.

     Indemnification. To the maximum extent permitted by law, the Certificate and the Bylaws provide for mandatory indemnification of directors, officers, employees and agents of the Company against all expenses, liabilities and losses to which they may become subject or which they may incur as a result of being or having been a director, officer, employee or agent of the Company or, at the request of the Company, another corporation, partnership, joint venture, trust or other enterprise. In addition, the Company must advance or reimburse directors and officers and may advance or reimburse employees and agents for expenses incurred by them in connection with indemnifiable claims. The Company has also entered into Indemnification Agreements with each of its directors and certain officers which require the Company to provide such indemnification.

     Insofar as indemnification for liabilities arising out of the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the Common Stock will be passed upon for the Company by Porter & Hedges, L.L.P. T. William Porter, a partner with Porter & Hedges, L.L.P., is a director of the Company. At May 15, 1997, Mr. Porter owned beneficially 5,000 shares of Common Stock and held options to acquire an additional 14,500 shares.

                                    EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

======================================================

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN
AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATION NOT CONTAINED IN, OR INCORPORATED BY
REFERENCE IN, THIS PROSPECTUS, AND, IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL
OR A SOLICITATION OF AN OFFER TO BUY SHARES OF COMMON
STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT
IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION OR
IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION
IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF
THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL,
UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT
THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE
COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Risk Factors..........................     3
The Company...........................     4
Plan of Distribution..................     4
Selling Stockholder...................     5
Description of Capital Stock..........     5
Legal Matters.........................     6
Experts...............................     6

======================================================

======================================================
                                   GUNDLE/SLT
                                 ENVIRONMENTAL,
                                      INC.
                             ---------------------
                                7,000,000 SHARES

                                  COMMON STOCK
                             ---------------------
                                   PROSPECTUS

                                 June 10, 1997
======================================================